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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                              Coltec Industries Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    196879100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Nicholas J. Calise, Secretary
                            The B.F.Goodrich Company
                           4020 Kinross Lakes Parkway
                           Richfield, Ohio 44286-9368
                                 (330) 659-7600

                                   Copies to:

                                Gordon S. Kaiser
                        Squire, Sanders & Dempsey L.L.P.
                                 4900 Key Tower
                                127 Public Square
                           Cleveland, Ohio 44114-1304
                                 (216) 479-8500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 22, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (section)(section)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (2-98)

CUSIP No.         196879100
---------------------------------------------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  The B.F.Goodrich Company
                  IRS # 34-0252680
---------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group

                  (a)

                  (b)
---------------------------------------------------------------------------------------------------------------------

         3.       SEC Use Only
---------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds    WC, BK  or OO
---------------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization     New York
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------

Number of Shares    7.       Sole Voting Power    12,550,638 shares of Common Stock*
Beneficially
Owned               8.       Shared Voting Power     0
by Each
Reporting           9.       Sole Dispositive Power    12,550,638 shares of Common Stock*
Person With

                   10.      Shared Dispositive Power   0
---------------------------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person   12,550,638*
---------------------------------------------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
---------------------------------------------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)    19.9% of the number of shares
                  of Common Stock (excluding any shares of Common Stock held by a subsidiary of the Issuer)
---------------------------------------------------------------------------------------------------------------------

         14.      Type of Reporting Person    CO

* Beneficial Ownership of 12,550,638 shares of Common Stock reported hereunder is so being reported solely as a result of the Option Agreement described in
Item 4. The Option (as defined in Item 3) granted pursuant to the Option Agreement has not yet become exercisable. Because the Option will not become exercisable unless and until certain specified events occur, The B.F.Goodrich Company expressly disclaims beneficial ownership of all such shares.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Coltec Industries Inc, a corporation formed under the laws of the Commonwealth of Pennsylvania (the "Issuer"), the principal executive offices of which are located at 3 Coliseum Centre, 2550 West Tyvola Road, Charlotte, North Carolina 28217.

ITEM 2.  IDENTITY AND BACKGROUND

         (A)-(C) AND (F) This statement is being filed by The B.F.Goodrich Company, a corporation formed under the laws of the State of New York ("BFGoodrich"). The principal business offices of BFGoodrich are located at 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9368. As of the date of this
Schedule 13D, BFGoodrich provides aircraft systems and services and manufactures specialty chemicals. One of BFGoodrich's two business segments is BFGoodrich Aerospace, which consists of four groups: Aerostructures Landing Systems, Sensors and Integrated Systems, and Maintenance, Repair and Overhaul. BFGoodrich Performance Materials, the company's other business segment, consists of three groups: Textile and Industrial Coatings, Polymer Additives and Specialty Plastics and Consumer Specialties.

         The names of the directors and executive officers of BFGoodrich and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I, which Schedule is incorporated herein by reference.

         Other than executive officers and directors, to the best of BFGoodrich's knowledge, there are no persons controlling or ultimately in control of BFGoodrich.

         (D)-(E) Neither BFGoodrich nor, to the best of its knowledge, any of the persons listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither BFGoodrich nor, to the best of its knowledge, any of the persons listed in Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described in Item 4, the Issuer has pursuant to the Option Agreement granted to BFGoodrich an irrevocable option pursuant to which BFGoodrich has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 12,550,638 shares of Common Stock (subject to customary anti-dilution adjustments) at a price per share of $20.125 (the "Option"). Certain terms of the Option are summarized in Item 4.

         If the Option were exercisable and BFGoodrich were to exercise the Option on the date of this Schedule 13D, the funds required to purchase the shares of Common Stock issuable upon exercise would be $252,581,590. It is currently anticipated that such funds would be derived from a combination of working capital and borrowings under existing lines of credit, although no definitive arrangements have been made at this time as to the source of such funds. Pursuant to the terms of the Option Agreement, BFGoodrich can perform a cashless exercise of the Option, which would allow BFGoodrich to obtain the benefits of the Option but would require no expenditure of funds.

ITEM 4.  PURPOSE OF TRANSACTION

         (A)-(J)  SUMMARY OF THE TERMS OF THE MERGER AGREEMENT:

         The Issuer, BFGoodrich and Runway Acquisition Corporation have entered into an Agreement and Plan of Merger, dated as of November 22, 1998 (the "Merger Agreement"), pursuant to which Runway Acquisition Corporation, a wholly-owned subsidiary of BFGoodrich, will merge into Issuer (the "Merger"). Issuer will be the surviving corporation (the "Surviving Corporation") of the Merger and will, after the Merger is completed, be a wholly-owned subsidiary of BFGoodrich. The Articles of Incorporation and the Bylaws of Runway Acquisition Corporation that are in effect immediately prior to the effective date of the Merger will become the Articles of Incorporation and the Bylaws of the Surviving Corporation after the Merger. The directors and officers of Runway Acquisition Corporation, immediately before the effective date of the Merger, will become the directors and officers of the Surviving Corporation; however, it is anticipated that the current members of the Issuer's operating management will generally remain in place and be integrated into existing BFGoodrich business units or operate separate business units of BFGoodrich. The Board of Directors of BFGoodrich will be increased from 12 to 15 members. At the effective date of the Merger, each outstanding share of Common Stock of the Issuer will be converted into .56 of a share of common stock of BFGoodrich (plus cash in lieu of fractional shares and together with the associated preferred share purchase rights under BFGoodrich's rights plan), subject to customary anti-dilution adjustments.

         Upon consummation of the Merger, the Common Stock will be delisted from trading on the New York Stock Exchange and the Pacific Exchange, where it currently trades under the symbol "COT," and the Issuer will no longer be required to file periodic reports under Section 12(b) of the Act (although the Issuer may have continuing reporting obligations under Section 15(d) of the Act by reason of various outstanding debt securities).

         The Merger Agreement contains certain customary restrictions on the conduct of the business of the Issuer pending consummation of the Merger, including, but not limited to, not declaring, setting aside or paying any dividend or other distribution payable in cash, stock or property in respect of any capital stock of the Issuer.

         Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, but not limited to, approval of the Merger by the holders of shares of the Common Stock, approval of the issuance of shares of BFGoodrich common stock in accordance with the terms of the Merger Agreement by the holders of shares of BFGoodrich common stock, the receipt of certain regulatory approvals, and the satisfaction of certain other customary conditions.

         SUMMARY OF THE TERMS OF THE OPTION AGREEMENT:

         In connection with the Merger Agreement, BFGoodrich and the Issuer entered into a stock option agreement, dated as of November 22, 1998 (the "Option Agreement"). Simultaneously with the execution of the Option Agreement, the Issuer and BFGoodrich entered into a corresponding stock option agreement providing for the issuance to the Issuer of up to 19.9% of the common stock of BFGoodrich on substantially identical terms as are set forth in the Option Agreement.

         Pursuant to the Option Agreement, the Issuer granted to BFGoodrich an Option to purchase, subject to customary anti-dilution adjustments, up to 12,550,638 shares of Common Stock at a price per share of $20.125, or 19.9% of the issued and outstanding shares of Common Stock (excluding any shares of Common Stock held by a subsidiary of the Issuer). In no event will the number of shares of Common Stock issuable upon exercise of the Option exceed 19.9% of the issued and outstanding shares of Common Stock (excluding any shares of Common Stock held by a subsidiary of the Issuer).

         BFGoodrich may only exercise the Option in whole, but not in part, at any time after the Merger Agreement is terminated and the Issuer has become obligated to pay the Termination Fee (as defined in the Merger Agreement) to BFGoodrich. This is defined as the Trigger Event in the Option Agreement. Pursuant to the Merger Agreement, the Issuer would be required to pay the Termination Fee to BFGoodrich if the Merger Agreement is terminated by either BFGoodrich or the Issuer if (1) the Board of Directors of the Issuer has accepted or resolved to accept a Superior Proposal (as defined in the Merger Agreement) or refused to affirm its recommendation concerning the Merger within 10 business days after receipt of any written request from BFGoodrich to do so at any time when an Acquisition Proposal (as defined in the Merger Agreement) with respect to the Issuer has been made and not rejected by the Board of Directors of the Issuer or (2) the shareholders of the Issuer have not approved the Merger Agreement, an Acquisition Proposal with respect to the Issuer has been publicly disclosed to the shareholders of the Issuer (and has not been withdrawn or terminated) prior to the Issuer's shareholders' meeting and, within 12 months after such termination of the Merger Agreement, the Issuer enters into an agreement providing for the consummation of an Acquisition Proposal or an Acquisition Proposal is consummated.

         The obligation of the Issuer to issue shares of Common Stock upon the exercise of the Option by BFGoodrich is subject to certain conditions, including, but not limited to, the expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Competition Act (Canada), receipt of all third party or governmental consents required under the Merger Agreement to be obtained by either BFGoodrich or the Issuer (except such consents as are determined to be immaterial) and no preliminary injunction or other court order prohibiting the issuance of the shares of Common Stock being in effect.

         The Option shall terminate (1) upon the effective date of the Merger,
(2) if the Merger Agreement is terminated for reasons other than as set forth above, (3) if an Acquisition Proposal with respect to the Issuer has been publicly disclosed to the shareholders of the Issuer (and not withdrawn or terminated), but an agreement providing for the consummation of an Acquisition Proposal is not executed or an Acquisition Proposal is not consummated within 12 months after termination of the Merger Agreement, (4) if the Option has not been exercised by BFGoodrich within certain time periods set forth in the Option Agreement (generally within 30 days following a Trigger Event, subject to extension to 180 days in the event that there exists a legal impediment to BFGoodrich's exercise of the Option at the expiration of such initial 30-day period) or (5) if the representations and warranties of BFGoodrich contained in the Option Agreement or Merger Agreement are determined to be inaccurate (subject to materiality qualifications) upon certain specified dates or if BFGoodrich is determined to be in material breach of any of its covenants contained in the Option Agreement or the Merger Agreement.

         The terms of the Option Agreement also provide for the ability of BFGoodrich, at its election, to be paid cash by the Issuer during the Option's exercise period if the Market/Offer Price (as defined in the Option Agreement) is determined to be greater than $20.125. The Market/Offer Price is defined, as of any date, as the higher of (1) the price per share offered as of such date pursuant to any tender or exchange offer or other public offer with respect to the highest Acquisition Proposal that was made prior to such date and not terminated or withdrawn as of such date and (2) the Fair Market Value (as defined in the Option Agreement) of the Common Stock as of such date.

         Pursuant to the Option Agreement, BFGoodrich has agreed that, following the date thereof and prior to the fifth anniversary of the date thereof, it will vote all shares of capital stock of the Issuer acquired pursuant to the Option Agreement or otherwise beneficially owned by it on each matter submitted to a vote of shareholders of the Issuer proportionately with the votes cast by all other shareholders of the Issuer.

         Subject to the terms and conditions of the Option Agreement, the Issuer has granted BFGoodrich the right, for a period of two years after the exercise of the Option, to request that the Issuer register under the Securities Act of 1933, as amended, all or a portion of the shares of Common Stock issuable upon the exercise of the Option pursuant to a bona fide firm commitment underwritten public offering. The Option Agreement provides that, other than pursuant to such a registered public offering, BFGoodrich may not sell or otherwise transfer any shares of Common Stock obtained by it through exercise of the Option, unless such transaction (1) has been approved by a majority of the members of the Board of Directors of the Issuer, which members were members of the Board of Directors of the Issuer prior to the announcement of such transaction, or (2) would not result in any purchaser or transferee becoming, to BFGoodrich's knowledge after reasonable inquiry, the beneficial owner of more than 1% of the then-outstanding Common Stock on a fully diluted basis (excluding any shares of Common Stock held by a subsidiary of the Issuer).

         Except as provided in the Option Agreement, neither the Option Agreement nor the rights or obligations of either the Issuer or BFGoodrich may be assigned without the written consent of the other party.

         Except as set forth in this Item 4, BFGoodrich has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

         Copies of the Merger Agreement and both stock option agreements are filed as exhibits to BFGoodrich's Report on Form 8-K filed on November 24, 1998 and are incorporated herein by reference. The summary of the terms of the Merger Agreement and the Option Agreement contained in this Schedule 13D is not intended to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) BFGoodrich may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the exercise of the Option. As provided in the Option Agreement, BFGoodrich may exercise the Option only upon the happening of one or more events, none of which has occurred. (See Item 4.) If the Option were exercised, the shares of Common Stock issuable to the BFGoodrich would represent 19.9% of the currently issued and outstanding shares of Common Stock (without giving effect to the issuance of such shares of Common Stock and excluding in the calculation shares of Common Stock held by a subsidiary of the Issuer). BFGoodrich has no right to vote or dispose of the shares of Common Stock subject to the Option and expressly disclaims beneficial ownership of all such shares. Except as set forth above, neither BFGoodrich nor, to the best of its knowledge, any of the persons listed in Schedule I beneficially owns any shares of Common Stock.

         (b) If BFGoodrich were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock issuable pursuant to the Option.

         (c) BFGoodrich acquired the Option in connection with the Merger Agreement. (See Item 4.) Neither BFGoodrich nor, to the best of its knowledge, any of the persons listed in Schedule I has effected any transactions in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in Item 4 and Item 5 of this Schedule 13D, neither BFGoodrich nor, to the best of its knowledge, any of the persons listed on
Schedule I has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger, dated as of November 22, 1998, among The B.F.Goodrich Company, Runway Acquisition Corporation and Coltec Industries Inc. (Reference is made to Exhibit 99.2 to The B.F.Goodrich Company's Report on Form 8-K filed November 24, 1998, which Exhibit is incorporated herein by reference.)

2. Company Stock Option Agreement, dated as of November 22, 1998, between The B.F.Goodrich Company and Coltec Industries Inc. (Reference is made to
     Exhibit 99.3 to The B.F.Goodrich Company's Report on Form 8-K filed November 24, 1998, which Exhibit is incorporated herein by reference.)

3. Parent Stock Option Agreement, dated as of November 22, 1998, between The B.F.Goodrich Company and Coltec Industries Inc. (Reference is made to
     Exhibit 99.3 to The B.F.Goodrich Company's Report on Form 8-K filed November 24, 1998, which Exhibit is incorporated herein by reference.)


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 2, 1998   THE B.F.GOODRICH COMPANY


                           By: /s/ Nicholas J. Calise
                               -------------------------------------------------
                               Name:   Nicholas J. Calise
                               Title:  Vice President, Associate General Counsel
                                       and Secretary

                                   SCHEDULE I
                                   ----------

          DIRECTORS AND EXECUTIVE OFFICERS OF THE B.F.GOODRICH COMPANY
          ------------------------------------------------------------

         The names, business addresses and present principal occupations of the directors and executive officers of The B.F.Goodrich Company are set forth below. If no business address is given, the director's or executive officer's business address is 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9368. The business address of each of the directors of The B.F.Goodrich Company is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

DIRECTORS
---------
Jeanette Grasselli Brown                          Retired Director of Corporate Research, BP America
                                                  150 Greentree Road
                                                  Chagrin Falls, Ohio 44022

David L. Burner                                   Chairman, President and Chief Executive Officer
                                                  The B.F.Goodrich Company

Diane C. Creel                                    Chief Executive Officer and President
                                                  Earth Tech
                                                  100 West Broadway, Suite 5000
                                                  Long Beach, California 90802-4443

George A. Davidson, Jr.                           Chairman and Chief Executive Officer
                                                  Consolidated Natural Gas Company
                                                  CNG Tower
                                                  625 Liberty Avenue
                                                  Pittsburgh, Pennsylvania  15222-3199

James J. Glasser                                  Chairman Emeritus
                                                  GATX Corporation
                                                  Suite 2660
                                                  500 West Monroe Street
                                                  Chicago, Illinois 60661-3676

Jodie K. Glore                                    President and Chief Executive Officer
                                                  Iomega Corp.
                                                  1821 W. Iomega Way
                                                  Roy, Utah  84067

Douglas E. Olesen                                 President and Chief Executive Officer
                                                  Battelle Memorial Institute
                                                  505 King Avenue
                                                  Columbus, Ohio 43201-2693

Richard de J. Osborne                             Chairman and Chief Executive Officer
                                                  ASARCO Incorporated
                                                  180 Maiden Lane
                                                  New York, New York 10038

Alfred M. Rankin, Jr.                             Chairman, President and Chief Executive Officer
                                                  NACCO Industries, Inc.
                                                  5875 Landerbrook Drive
                                                  Mayfield Heights, Ohio 44124-4017

Robert H. Rau                                     Retired President
                                                  BFGoodrich Aerostructures Group
                                                  P.O. Box 8043
                                                  Rancho Santa Fe, California 92067

James R. Wilson                                   Chairman of the Board and Chief Executive Officer
                                                  Cordant Technologies, Inc.
                                                  15 W. South Temple, Suite 1600
                                                  Salt Lake City, Utah 84101-1532

A. Thomas Young                                   Retired Executive Vice President
                                                  Lockheed Martin Corporation
                                                  12921 Esworthy Road
                                                  No. Potomac, Maryland 20878


OFFICERS
--------

Marshall O. Larsen                                Executive Vice President
                                                  250 No. Cleveland-Massillon Road
                                                  Akron, Ohio 44334-0501

David B. Price, Jr.                               Executive Vice President
                                                  9911 Brecksville Road
                                                  Brecksville, Ohio 44141-3247

Terrence G. Linnert                               Senior Vice President and General Counsel

Les C. Vinney                                     Senior Vice President and Chief Financial Officer

Robert L. Avery                                   Vice President
                                                  11323 30th Avenue West
                                                  Paine Field
                                                  Everett, Washington 98204

Nicholas J. Calise                                Vice President - Associate General Counsel and Secretary

Sarah R. Coffin                                   Vice President
                                                  9911 Brecksville Road
                                                  Brecksville, Ohio 44141-3247

John J. Grisik                                    Vice President
                                                  250 No. Cleveland-Massillon Road
                                                  Akron, Ohio 44334-0501

Steven R. Guidry                                  Vice President
                                                  9911 Brecksville Road
                                                  Brecksville, Ohio 44141-3247

Gary L. Habegger                                  Vice President - Human Resources and Administration

Victoria F. Haynes                                Vice President - Research and Development
                                                  9921 Brecksville Road
                                                  Brecksville, Ohio  44141

Robert D. Koney, Jr.                              Vice President, Controller and Assistant Treasurer

Scott E. Kuechle                                  Vice President and Treasurer

Ernest F. Schaub                                  Vice President
                                                  250 No. Cleveland-Massillon Road
                                                  Akron, Ohio 44334-0501

William B. Sedlacek                               Vice President
                                                  9911 Brecksville Road
                                                  Brecksville, Ohio 44141-3247

Sandra F. Selby                                   Vice President - Strategic Planning

George K. Sherwood                                Vice President - Tax Administration

David R. Watson                                   Vice President
                                                  850 Lagoon Drive
                                                  Chula Vista, California 91910-2098

John A. Weaver                                    Vice President
                                                  9911 Brecksville Road
                                                  Brecksville, Ohio 44141-3247